UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 10 February 2022, London UK

China's National Medical Products Administration approves Benlysta (belimumab) for adult patients with active lupus nephritis

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First and only biologic approved in China for both systemic lupus erythematosus and lupus nephritis

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that China's National Medical Products Administration (NMPA) has approved Benlysta (belimumab) for the treatment of adult patients with active lupus nephritis (LN) who are receiving standard of care. The approval extends the current indication in China as add-on therapy in adults and children aged five years and older with active systemic lupus erythematosus (SLE). This approval makes belimumab China's first and only biologic medicine approved for SLE and LN.

Dr Hal Barron, Chief Scientific Officer, and President R&D, GSK said: "Nearly 500,000 people in China have systemic lupus erythematosus and more than half of these patients will develop one of the most common and serious complications, lupus nephritis.[i],[ii] Recognising that lupus nephritis can lead to kidney damage, this approval will allow patients in China access to a new treatment option to help slow the progressive nature of systemic lupus."

The NMPA approval is based on data from the BLISS-LN (Efficacy and Safety of Belimumab in Adult Patients with Active Lupus Nephritis) phase III trial, which showed that over two years, belimumab added to standard therapy increased renal response rates and helped to reduce the risk of worsening of kidney disease in patients with active LN compared to standard of care alone.

Since December 2020, belimumab has been approved for active LN by 16 regulatory bodies around the world, including the U.S. Food and Drug Administration, European Medicines Agency, and NMPA. In addition, belimumab is approved in 60 countries for SLE, and approved and available for use for both SLE and LN in more than 25 countries worldwide to date, underscoring a robust body of evidence to support its use in patients around the world.

Professor Xueqing Yu, President of Guangdong Provincial People's Hospital and principal BLISS-LN investigator, said: "With more than half of systemic lupus erythematosus patients experiencing some degree of renal involvement, the approval of belimumab is a much-needed new treatment option. Not only can belimumab help preserve the kidneys, but it can also facilitate a reduction in doses of steroids and immunosuppressants, which can have toxic side effects and lead to organ damage."

The BLISS-LN phase III trial is the largest and longest trial conducted in active LN, involving 448 adult patients. The trial met its primary endpoint, demonstrating that a statistically significant and clinically meaningful greater number of patients achieved Primary Efficacy Renal Response (PERR) at two years (or 104 weeks) when treated with belimumab plus standard of care compared to placebo plus standard of care in adults with active LN (43% vs 32%, odds ratio (95% CI) 1.55 (1.04, 2.32), p=0.0311). Statistical significance compared to placebo across all four major secondary endpoints was achieved, including complete renal response at week 104 and time to renal-related event or death. The adverse reactions observed in BLISS-LN were consistent with the known safety profile of belimumab administered intravenously plus standard of care in patients with SLE.

Belimumab is also approved in China for five-year-old and older patients with active, autoantibody-positive SLE with high disease activity (e.g., positive anti-double-stranded DNA and low complement, and an objective assessment of overall disease activity using SELENA-SLEDAI score ≥ 8) in combination with standard of care. It is also the first biologic in China's 2021 National Reimbursement Drug List for paediatric SLE.

About the BLISS-LN trial
BLISS-LN is a phase III, 104-week, randomised, double-blind, placebo-controlled, post-approval commitment trial to evaluate the efficacy and safety of intravenous (IV) belimumab 10mg/kg plus standard of care (mycophenolate mofetil for induction and maintenance, or cyclophosphamide for induction followed by azathioprine for maintenance, plus steroids) compared to placebo plus standard of care in adult patients with active LN. Active LN was confirmed by renal biopsy during screening visit using the 2003 International Society of Nephrology/Renal Pathology Society criteria within the past six months, and clinically active kidney disease requiring induction therapy.[i]

About lupus
The most common form of lupus is SLE, a chronic, incurable, autoimmune disease. It is difficult to diagnose and even more challenging to treat. The condition is associated with a range of debilitating symptoms that can fluctuate over time, including painful or swollen joints, extreme fatigue, unexplained fever, and skin rashes. In LN, SLE causes inflammation (swelling or scarring) of the small blood vessels that filter wastes in the kidney (glomeruli) and sometimes the kidneys by attacking them like they would attack a disease.[ii] LN can lead to end-stage kidney disease, requiring dialysis or a kidney transplant. Despite improvements in diagnosis and treatment over the last few decades, LN remains an indicator of poor prognosis.[iii],[iv] Manifestations of LN include proteinuria, elevated serum creatinine levels, and urinary sediment. Approximately 20% of patients with LN progress to end-stage kidney disease within ten years of diagnosis.[v]

About Benlysta (belimumab)
Benlysta (belimumab), a B-lymphocyte stimulator (BLyS) specific inhibitor, is a human monoclonal antibody that binds to soluble BLyS. Belimumab does not bind to B cells directly or directly deplete B cell populations. By binding BLyS, belimumab inhibits the survival of B cells, including autoreactive B cells, and reduces the differentiation of B cells into immunoglobulin-producing plasma cells.

In China, belimumab was approved for add-on treatment of adults with SLE as an IV formulation in July 2019 and for children aged five years and above in December 2020.

Benlysta China Indication
Benlysta, combined with standard therapy, is indicated as therapy in patients aged 5 years and older with active, autoantibody-positive systemic lupus erythematosus (SLE) with a high disease activity (e.g., positive anti-dsDNA and low complement, SELENA-SLEDAI score≥8) despite standard therapy.

Benlysta, combined with standard therapy, is indicated in adult patients with active lupus nephritis.

IMPORTANT SAFETY INFORMATION
The following Important Safety Information is based on the China Product Information. Please consult the full Product Information for all the labelled safety information for Benlysta (belimumab).

Contraindications
Hypersensitivity to belimumab or any excipients.

Warnings and precautions
Benlysta has not been studied in patients with severe active central nervous system lupus, hypogammaglobulinaemia (IgG <400 mg/dl) or IgA deficiency (IgA <10 mg/dl), patients with a history of major organ transplant or hematopoietic stem/cell/marrow transplant or renal transplant, patients with HIV, or patients with a history of, or current, hepatitis B or C.

Caution: If Benlysta co-administered with other B cell targeted therapy.

Infusion reactions and hypersensitivity: Administration may result in hypersensitivity reactions and infusion reactions which can be severe, and fatal. In the event of a severe reaction, administration must be interrupted and appropriate medical therapy administered. Risk of hypersensitivity reactions is greatest with the first two doses; however, the risk should be considered for every dose. Advise patients reactions are possible on day of, or several days after. Delayed-type, non-acute hypersensitivity reactions (e.g. rash, nausea, fatigue, myalgia, headache, facial oedema) possible.

Benlysta IV: Infusions should be administered by qualified healthcare professional trained to give infusion therapy. Severe or life-threatening hypersensitivity reactions and infusion reactions can occur, possibly after several hours and can recur after initial treatment of symptoms. Administer in an environment where resources for managing reactions are available. Clinical supervision required for several hours after infusion, following at least first 2 infusions. Make patients aware of potential risk of hypersensitivity reactions (day of, or several days after infusion, including signs/symptoms and recurrence) and provide package leaflet each time Benlysta administered.  Premedication: An antihistamine, with/without an antipyretic, may be administered.

Infections: Increased risk of infections, including opportunistic. Younger children may be at increased risk. Fatal infections (e.g. pneumonia and sepsis) occurred more frequently in patients receiving Benlysta; consider pneumococcal vaccination prior to initiation. Do not initiate with active serious infections (including serious chronic); exercise caution and assess risk/benefit in patients with history of recurrent infection. Carefully monitor new infections - consider interrupting immunosuppressants including Benlysta until infection resolved.

Depression and suicidality: Before treatment assess risk of depression and suicide in patient; closely monitor during treatment - consider discontinuation if new or worsening psychiatric symptoms.

Progressive multifocal leukoencephalopathy: Monitor for new or worsening signs/symptoms - refer to neurologist if suspected; suspend further dosing until excluded.

Immunisation: Do not give live vaccines 30 days before, or concurrently with Benlysta.

Malignancy: May be increased risk with immunomodulatory medicines including Benlysta.

Pregnancy and lactation
Women of childbearing potential must use effective contraception during Benlysta treatment and for at least 4 months after the last treatment. Limited data on use in pregnant women. Should not be used unless the potential benefit justifies the potential risk to the foetus. Not known whether Benlysta is excreted in human milk or absorbed systemically after ingestion. Maternal IgG is secreted in breast milk so recommended to either discontinue Benlysta or breast feeding depending on the risk/benefit to mother and child.

Undesirable effects
Very common (≥1/10): Bacterial infections (e.g. bronchitis, urinary tract infections), diarrhoea, nausea. Common (≥1/100 to <1/10): Gastroenteritis viral, pharyngitis, nasopharyngitis, viral upper respiratory tract infection, leucopenia, hypersensitivity reactions, depression, migraine, injection site reactions, pain in extremity, infusion or injection-related systemic reactions, pyrexia. Serious: Anaphylactic reaction, suicidal ideation and behaviour. Paediatric population (IV Benlysta): no new safety signals in ≥12-year olds.

GSK's commitment to people living with lupus
GSK is focused on advancing treatment for people with lupus, one of the most complex autoimmune diseases, building on decades of research with a long-term commitment to innovative science. As the only company with a biological treatment approved for both adults with lupus and lupus nephritis, as well as paediatric lupus, GSK is leading the way to help patients and their families manage this chronic, inflammatory autoimmune disease throughout its course. Our lupus experience stands strong on a wealth of clinical and real-world evidence in the development of belimumab, and as leaders in lupus we are investing and innovating for today and for the future. We understand this disease can affect patients differently and that many have unique needs. We strive for innovative ways to bring treatments to those who need them while actively seeking opportunities to partner with patients, advocates, and physicians to inspire long-term goals that will help them feel hopeful for the future.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

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Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020, GSK's Q4 Results and any impacts of the COVID-19 pandemic.

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[i] Furie R., Rovin BH, Houssiau F, et al. Two-Year, Randomized, Controlled Trial of Belimumab in Lupus Nephritis N Engl J Med. 2020;383:1117-28.
[ii] National Kidney Foundation, Lupus and Kidney Disease (Lupus Nephritis). Available at https://www.kidney.org/atoz/content/lupus. Accessed December 2021.
[iii] Gordon C, Hayne D, Pusey C, et al. European Consensus Statement on the Terminology used in the Management of Lupus Glomerulonephritis. Lupus. 2009;18:257-26.
[iv] Waldman M and Appel GB. Update of the Treatment of Lupus Nephritis. Kidney International. 2006;70:1403-1412.
[v] Tektonidou MG, Dasgupta A, Ward MM. Risk of end-stage renal disease in patients with lupus nephritis, 1971-2015: a systematic review and Bayesian meta-analysis. Arthritis Rheumatology. 2016;68(6):1432-41. [p. 1436A]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 10, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc